The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated June 4, 2018

PROSPECTUS and	PRELIMINARY PRICING SUPPLEMENT
PROSPECTUS SUPPLEMENT, each	Dated June 4, 2018
Dated April 7, 2017	Registration Statement No. 333-217193
Filed Pursuant to Rule 424(b)(3)

U.S. $17,400,000,000

JOHN DEERE CAPITAL CORPORATION

MEDIUM-TERM NOTES, SERIES G

Due 9 Months or More from Date of Issue

$                Floating Rate Senior Notes Due              , 20

The Medium-Term Notes offered hereby will be Floating Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement and will be denominated in U.S. Dollars.

CUSIP / ISIN:

Date of Issue*:	June , 2018

Maturity Date:	June , 20

Principal Amount:	$

Interest Rate Basis:	USD-LIBOR-Reuters
(Reuters Page LIBOR01)

Index Maturity:	3-Month

Spread:	LIBOR + bps

Initial Interest Determination Date:	June , 2018

Day Count:	Actual/360, Adjusted

Interest Reset Dates:	Quarterly on the of March, June, September and December, commencing on , 2018

Interest Determination Dates:	Two London Business Days preceding such Interest Reset Date

Interest Payment Dates:	Quarterly on the of March, June, September and December, commencing on , 2018 and ending on the maturity date

Minimum Interest Rate:	0.000%

Day Count Convention:	Modified Following, Adjusted

Redemption Provision:	None

Price to Public:	% plus accrued interest, if any, from , 2018

Plan of Distribution:

Name	Principal Amount Of Notes
Deutsche Bank Securities Inc.	$
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Total	$
The above Agents have severally agreed to purchase the respective principal amount of Notes, opposite their names as principal, at a price of % plus accrued interest from June , 2018.

Other Provisions:	Changes to LIBOR may adversely affect holders of the Notes.

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to the calculation of LIBOR across a range of maturities and currencies, and certain financial institutions that are member banks surveyed by the British Bankers’ Association (the “BBA”) in setting daily LIBOR have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the Financial Services Authority in order to resolve the investigations.  Since April 2013, the U.K. Financial Conduct Authority (“FCA”) has regulated LIBOR.

Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the FCA announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. Furthermore, in the United States, efforts to identify a set of alternative U.S. dollar reference interest rates include proposals by the Alternative Reference Rates Committee of the Federal Reserve Board and the Federal Reserve Bank of New York.  At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the United Kingdom, United States or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms and as to the continuation of LIBOR may adversely affect the trading market for the Notes, the interest on which is determined by reference to LIBOR. Although the Notes provide for alternative methods of calculating the interest rate payable on the Notes if LIBOR is not reported, which include requesting certain rates from major reference banks, determining a market accepted alternative rate or using LIBOR for the immediately preceding interest period, any of these alternative methods may result in interest rates and/or payments that are higher than, lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on the Notes if the LIBOR rate was available in its current form.

Further, uncertainty as to the extent and manner in which the FCA regulates LIBOR and as to future changes with respect to LIBOR may adversely affect the current trading market for LIBOR-based securities and the value of your Notes.

Calculation of LIBOR

The LIBOR calculation provisions contained in the section “Description of Debt Securities—Interest and Interest Rates—LIBOR Notes” in the Issuer’s Medium-Term Notes Prospectus Supplement dated April 7, 2017 are hereby replaced by the following:

The “LIBOR” for any Interest Determination Date is the rate for deposits in the LIBOR Currency having the Index Maturity specified in such prospectus supplement or term sheet as such rate is displayed on Reuters or any successor service on page LIBOR01 (or any other page as may replace such page on such service for the purpose of displaying the London interbank rates of major banks for the designated LIBOR Currency) (“Reuters Page LIBOR01”) as of 11:00 a.m., London time, on such LIBOR Interest Determination Date.

The following procedure will be followed if LIBOR cannot be determined as described above:

•                  The calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the agents) in the London interbank market, as selected by us to provide the calculation agent with its offered quotation for deposits in the designated LIBOR Currency for the period of the Index Maturity specified in the applicable prospectus supplement or term sheet, commencing on the related Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean calculated by the calculation agent of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean calculated by the calculation agent of the rates quoted at approximately 11:00 a.m., in the applicable Principal Financial Center (as described above), on such LIBOR Interest Determination Date by three major banks (which may include affiliates of the agents) in such Principal Financial Center selected by us for loans in the designated LIBOR Currency to leading European banks, having the Index Maturity specified in the applicable prospectus supplement or term sheet and in a principal amount that is representative for a single transaction in the designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by us are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date shall be LIBOR in effect on such LIBOR Interest Determination Date.

•                  Notwithstanding the foregoing, if we or the calculation agent determine that LIBOR has been permanently discontinued, the calculation agent will use, as a substitute for LIBOR (the “Alternative Rate”) and for each future interest determination date, the alternative reference rate selected by a central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent will, after consultation with us, make such adjustments (“Adjustments”) to the Alternative Rate or the spread thereon, as well as the business day convention, interest determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for debt obligations such as the relevant series of floating rate notes. If the calculation agent determines, and following consultation with us, that there is no clear market consensus as to whether any rate has replaced LIBOR in customary market usage, (i) The Bank of New York Mellon shall have the right to resign as calculation agent in respect of the relevant series of floating rate notes and (ii) we will appoint, in our sole discretion, a new calculation agent to replace The Bank of New York Mellon, solely in its role as calculation agent in respect of the relevant series of floating rate notes, to determine the Alternative Rate and make any Adjustments thereon, and whose determinations will be binding on us, the trustee and the holders of the relevant series of floating rate notes. If, however, the calculation agent determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, LIBOR determined as of such LIBOR Interest Determination Date shall be LIBOR in effect on such LIBOR Interest Determination Date.”

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+     , to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Notice to Prospective Investors in the United Kingdom

The communication of this pricing supplement and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”).  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.  The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement relates will be engaged in only with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement or any of its contents.

Notice to Prospective Investors in the European Economic Area

This pricing supplement is not a prospectus for the purposes of the Prospectus Directive (as defined below). This pricing supplement has been prepared on the basis that any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Notes. Accordingly any person making or intending to make an offer in that Relevant Member State of Notes which are the subject of the offering contemplated in this pricing supplement may only do so in circumstances in which no obligation arises for John Deere Capital Corporation (the “Issuer”) or any of the Agents to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer.  Neither the Issuer nor the Agents have authorised, nor do they authorise, the making of any offer of Notes in circumstances in which an obligation arises for the Issuer or the Agents to publish a prospectus for such offer. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.